Filed by  TrustCo  Bank  Corp NY  Pursuant  to Rule 425
                    under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934 Subject
                    Companie:   Cohoes   Bancorp,   Inc.(Commission   File   No.
                    000-25027)



August 2, 2000

 -------------------------------------------------------------------------------
                            "HYSTERICAL AND FRANTIC"

                                     IS NOT

                           WHAT OUR OFFER IS ALL ABOUT
 -------------------------------------------------------------------------------

Dear Cohoes Stockholder:


     Due to the hysterical nature of the communications recently sent to you by your management and directors, I felt it necessary to make 3 quick points for you to consider.

#1.      WHY THE HYSTERIA?         As your directors why they will not entertain
                          our offer or any offer. The directors have a fiduciary duty to act in your best interest, not theirs.

#2.      REVIEW THE OFFERS.        TrustCo's offer for Cohoes is $127 million,
                          Hudson's is $89 million.  It's that simple.*

#3.      IT'S NOT TOO LATE.        Even if you have voted for the merger, you
                         can still change your mind - and your vote.

Finally, I would not waste your time - or our money and efforts - if I weren't certain that TrustCo's offer is a clearly better choice for the Cohoes stockholders. Please vote against the Hudson River acquisition, or abstain, and keep all of your options open.


                                                         Sincerely,


                                                         /s/Robert A. McCormick
                                                         Robert A. McCormick
                                                         President and
                                                         Chief Executive Officer

TrustCo Bank Corp NY intends to file Tender Offer Statements with the United States Securities and Exchange Commission because its offers to acquire Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. have been rejected. We urge investors to carefully read these documents at the time they are filed because they will contain important information regarding the proposed acquisitions. These documents will be available for free to any investor at the United States Securities and Exchange Commission's web site (www.sec.gov). Shareholders of TrustCo, Cohoes and Hudson River may obtain a free copy of these documents upon written request to TrustCo Bank Corp NY, 320 State Street, Schenectady, NY 12305, Attention: Secretary.

*The above information was extracted from Form S-4/A Registration Statement Hudson River Bancorp, Inc. filed 6/30/00, and TrustCo Bank Corp NY Definitive Proxy filed 7/31/00.